                   UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION

                   Washington, D. C. 20549

         ___________________________________________

                    Amendment No. 2
                          to
                     SCHEDULE 13D

          Under the Securities Exchange Act of 1934


              FIRST COMMERCIAL BANCORP, INC.
                    (Name of Issuer)


              Common Stock, $0.01 Par Value
              (Title of Class of Securities)


                       319900106
                    (CUSIP Number)

Allen H. Blake              Leonard J. Essig, Esq.
Senior Vice President       Lewis, Rice & Fingersh,
First Banks, Inc.           L.C.
135 North Meramec           500 North Broadway, Suite
Clayton, Missouri 63105     2000
(314) 854-4600              St. Louis, Missouri 63102
                            (314) 444-7600

             (Name, Address and Telephone Number of
              Persons Authorized to Receive Notices
                     and Communications)


                         December 28, 1995
                  (Date of Event Which Requires
                     Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  [ ].

     Check the following box if a fee is being paid with the statement [ ].

CUSIP No. 319900106
_______________________________________________________

1)        Name of Reporting Person (S.S. or I.R.S.
          Identification No. of Above Person):
                    First Banks, Inc.
          43-117-5538
_______________________________________________________
2         Check the Appropriate Box if a Member of a
          Group (See Instructions).
                    (a)     (   )
                    (b)     ( X )
_______________________________________________________

3)        SEC Use Only
_______________________________________________________

4)        Source of Funds:  BK, OO (General Corporate
          Funds of Reporting Person)
_______________________________________________________

5)        Check Box If Disclosure of Legal Proceedings
          is Required Pursuant to Items (2d) or 2(e).
               (  )
_______________________________________________________
6)        Citizenship or Place of Organization:
               Missouri
_______________________________________________________

Number of Shares Beneficially Owned by Each Reporting
    Person With:
            7) Sole Voting Power:  130,000,000
            8) Shared Voting Power:  -0-
            9) Sole Dispositive Power:  130,000,000
            10)Shared Dispositive Power:  -0-
_______________________________________________________

11)     Aggregate Amount Beneficially Owned by Each
        Reporting Person:
            130,000,000
_______________________________________________________

12)     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions):
           (  )
_______________________________________________________

13)     Percent of Class Represented by Amount in
        Row 11: 96.5

_______________________________________________________

14)     Type of Reporting Person (See Instructions):
        HC, CO
_______________________________________________________

     Item 3.  Source and Amount of Funds or Other
Consideration

    In connection with the transactions described below, First Banks, Inc., St. Louis, Missouri ("First
Banks") has borrowed $6.0 million under its Secured
Credit Agreement, dated as of July 14, 1995, with the Boatmen's National Bank of St. Louis, St. Louis,
Missouri; Harris Trust and Savings Bank, Chicago,
Illinois; American National Bank and Trust Company of
Chicago, Chicago, Illinois; The Frost National Bank,
San Antonio, Texas and Norwest Bank Minnesota,
Minneapolis, Minnesota. First Banks obtained the balance of the funds used in such transactions from its general corporate funds.


     Item 4.  Purpose of Transaction

    On October 31, 1995, pursuant to the terms of an Additional Investment Agreement, dated as of October
31, 1995, a copy of which is attached hereto as Exhibit
4A, by and among First Banks; First Commercial Bancorp,
Inc., Sacramento, California (the "Company") and First
Commercial Bank, a California bank wholly owned by the Company (the "Bank"), First Banks purchased from the
Company a senior debenture (the "Investment
Debenture"), a copy of which is attached hereto as
Exhibit 4B, in the amount of $1,500,000, secured by all of the outstanding common stock of the Bank held by the Company. Interest on the Investment Debenture accrues at a rate of 12.0% annually, but will not be paid in cash except in compliance with all applicable regulatory requirements. The principal of the Investment Debenture and any accrued but unpaid interest thereon may be converted into Company Common
Stock at any time after October 31, 1995 at the conversion price of $0.10 per share. If First Banks has not elected to convert the remaining principal and any accrued interest on the Investment Debenture prior to October 31, 2000, the same will automatically convert to Company Common Stock at a conversion price of $0.10 per shares on such date.

    On December 27, 1995, the shareholders of the Company approved (i) an Amended and Restated Stock
Purchase Agreement (the "Agreement"), dated as of
August 7, 1995, by and among First Banks; James F.
Dierberg; the Company and the Bank and (ii) an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock, par value $0.01 per share ("Company Common"), to 250,000,000.

    On December 28, 1995, pursuant to the Agreement, the following transactions occurred:

    (1) The Company issued to First Banks
    50,000,000 shares of Company Common in
    exchange for the 750,000 shares of the Bank's
    Series A Preferred Stock, no par value per share ("Bank Preferred"), and the 116,666,666 shares of the Bank's common stock, no par value per share ("Bank Common") held by First
    Banks; and

    (2) First Banks purchased from the Company a senior debenture (the "Second Debenture"), a copy of which is attached hereto as Exhibit 4C in the amount of $5,000,000, secured by all of the outstanding common stock of the Bank held by the Company. Interest on the Second
    Debenture accrues at a rate of 12.0% annually, but will not be paid in cash except in compliance with all applicable regulatory requirements. The principal of the Second
    Debenture and any accrued but unpaid interest thereon may be converted into Company Common
    Stock at any time during the five years after December 31, 1995 at the conversion price of $0.10 per share. If First Banks has not elected to convert the remaining principal and any accrued interest on the Second Debenture prior to December 31, 2000, the maturity date of the Debenture, the same will automatically convert to Company Common Stock at a conversion price of $0.10 per shares on such date.

    Also on December 28, 1995, pursuant to a Standby
Agreement, dated as of December 28, 1995, a copy of which is attached hereto as Exhibit 4D, by and among the Company, the Bank and First Banks, the Company issued to First Banks 15,000,000 additional shares of Company Common at a price per share of $0.10 for an aggregate purchase price of $1,500,000.

      Item 5.  Interest in Securities of the Issuer

    (a-b)   First Banks owns 130,000,000 shares (96.5%)
of Company Common, which amount includes 65,000,000 shares that would be acquired upon conversion of the principal on the Investment Debenture and the Second
Debenture. If First Banks does not convert accrued but unpaid interest on the Investment Debenture and the Second Debenture to Company Common prior to the maturity dates thereof, First Banks would own, upon the automatic conversion of such debentures on their maturity dates, an additional 39,000,000 shares of Company Common based upon the conversion of such interest at $0.10 per share.

    (c) All transactions in the shares of Company
Common Stock effected by First Banks during the past sixty (60) days are described in the responses to Items
4 and 5(a-b), above.

    (d-e)  Not Applicable.



     Item 7.  Material to be Filed as Exhibits

                    Exhibit 4A      -  Additional
                    Investment Agreement

    Exhibit 4B      -    Investment Debenture

    Exhibit 4C      -    Second Debenture

    Exhibit 4D      -    Standby Agreement

                       Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    FIRST BANKS, INC.



                    By: /s/ Allen H. Blake

                    Name: Allen H. Blake

                    Title: Senior Vice President

Date:  January 3, 1996
                        EXHIBIT 4A

               ADDITIONAL INVESTMENT AGREEMENT

    THIS ADDITIONAL INVESTMENT AGREEMENT (the
"Agreement") is made and entered into as of October 31, 1995, by and between FIRST COMMERCIAL BANCORP, INC., a
Delaware corporation (the "Company"), FIRST COMMERCIAL
BANK, a California chartered banking corporation, and FIRST BANKS, INC., a Missouri corporation ("First
Banks").

                     W I T N E S S E T H

    WHEREAS, the parties to this Agreement entered into an Amended and Restated Stock Purchase Agreement dated
August 7, 1995 (the "Stock Purchase Agreement"), pursuant to which First Banks was given the option under certain circumstances to make additional investments in the Company or the Bank for the purpose of increasing the capital levels of the Bank;

    WHEREAS, the Bank anticipates that it will not meet, on or before October 31, 1995, the 6.5% tangible capital requirement of the Second Amended Final Order of the California State Banking Department under
California Financial Code Section 1913 (the "State
Order");

    WHEREAS, the Bank has obtained the agreement of the California State Banking Department ("SBD") to revise the required tangible capital level to 3.0% as of October 31, 1995, based upon First Banks' intended infusion of capital;

    WHEREAS, First Banks desires to make a capital infusion to the Bank sufficient to increase the Bank's tangible capital requirement to 3.0% as of October 31, 1995;

    WHEREAS, the Stock Purchase Agreement provides that unless the Company is conducting the Offering at the time of the additional capital contribution of First
Banks, such additional capital contribution shall be made by the purchase of shares of Company Common Stock, the proceeds of which will be contributed by the Company to the Bank;

    WHEREAS, the parties hereto, with the concurrence of Mr. James F. Dierberg, a signatory to the Stock
Purchase Agreement, wish to amend and supersede by this Agreement any contradictory provisions of the Stock
Purchase Agreement with respect to the additional capital contribution of First Banks to the Company or the Bank contemplated hereby; and

    WHEREAS, unless otherwise defined herein, the capitalized terms used in this Agreement shall have those meanings assigned to them in the Stock Purchase
Agreement:

    NOW, THEREFORE, for and in consideration of the promises contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of all of which is hereby acknowledged, the parties hereto agree as follows:

    1. On or before October 31, 1995, First Banks shall lend to the Company an additional $1.5 million which is required to increase the Bank's tangible capital ratio to 3.0% as of October 31, 1995 (the
"Investment Amount").

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    2.      The Company hereby agrees to borrow from
First Banks, pursuant to the terms and conditions set
forth in the debenture attached hereto as Exhibit 2
(the "Investment Debenture"), the Investment Amount,
and the Company hereby agrees to execute such
Investment Debenture.   The Company hereby further
agrees to contribute to the Bank all of the proceeds of the Investment Debenture.

    3.      Delivery of the Investment Amount and
execution of the Investment Debenture shall occur at the executive offices of the Bank no later than 12:00 p.m. California time on October 31, 1995, but may occur on such earlier date as may be agreed upon by the parties upon receipt of the Approvals referred to below
(the "Investment Closing Date").

    4. Notwithstanding anything set forth in this Agreement, First Banks' loan of the Investment Amount, the Company's issuance of the Investment Debenture, the payment of any interest amount of the Investment
Debenture in cash and the conversion of the principal and any interest amounts of the Investment Debenture into shares of Company Common Stock shall be subject, respectively, to receipt of all necessary regulatory
Approvals. Each party hereto agrees to expeditiously file for and use its best efforts to obtain any required Approval.

    5. The terms of this Agreement are intended to supersede the provisions of Section 1(b)(iii) of the Stock Purchase Agreement to the extent Section
1(b)(iii) concerns a contribution of capital by First
Banks to the Company or the Bank to enable the Bank to meet the requirements of the State Order by October 31, 1995. The provisions of Section 1(b)(iii) with respect to a further capital contribution by First Banks to the Bank as of December 31, 1995 shall not be altered by this Agreement.

    6. This Agreement shall terminate: (a) upon the termination of the Stock Purchase Agreement or (b) in the event that the required Approvals are not obtained on or prior to October 31, 1995, unless such date shall have been extended by the mutual consent of the parties hereto.

    7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware in effect at the time of the execution hereof.

    8.      This Agreement may be executed in any
number of counterparts, each of which counterparts when so executed and delivered shall be deemed to be an original, but all such respective counterparts shall together constitute but one and the same instrument.

    9. Any notices required to be given pursuant to this Agreement shall be given in accordance with
Section 13 of the Stock Purchase Agreement.

    10.     Except as set forth herein, all other
provisions and terms of the Stock Purchase Agreement remain unchanged and in full force and effect. This
Agreement shall not operate as an amendment or waiver of, or estoppel with respect to, any other obligation, covenant, agreement or condition contained in the Stock
Purchase Agreement.

    11.     This Agreement, together with the Stock
Purchase Agreement, and together with the Letters of Representation and Approvals to be received pursuant hereto, constitute the entire agreement of the parties with respect to the subject matter hereof.

    IN WITNESS WHEREOF, and intending to be legally bound thereby, each of First Banks, Inc., First
Commercial Bank and First Commercial Bancorp, Inc. has signed or caused to be signed its name, all as of the day and year first above written, and James F.
Dierberg has consented to the terms of this Agreement by execution hereof.





                         FIRST COMMERCIAL BANCORP, INC.


                         By:   /s/ James E. Culleton
                             Name:  James E. Culleton
                             Title: Interim President


                         FIRST COMMERCIAL BANK


                         By:   /s/ James E. Culleton
                             Name:  James E. Culleton
                             Title: Interim President


                         DIERBERG


                          /s/ James F. Dierberg
                         James F. Dierberg, an
individual


                         FIRST BANKS, INC.


                         By:   /s/ James F. Dierberg
                             Name:
                             Title:

                        EXHIBIT 4B

               FIRST COMMERCIAL BANCORP, INC.
                  a Delaware corporation

                  INVESTMENT DEBENTURE
                This is the Sole Debenture of
              an Issuance of Debentures Totaling
                      $1,500,000.00
           By First Commercial Bancorp, Inc. on this Date


Amount of Debenture: $1,500,000.00       October 31, 1995
Due:  October 31, 2000


    1.      Promise to Pay.  FIRST COMMERCIAL BANCORP,
INC., a Delaware corporation (the "Company"), for value received, promises to pay to FIRST BANKS, INC., a Missouri corporation, or its successors and assigns
(the "Holder"), the sum of One Million Five Hundred
Thousand Dollars ($1,500,000.00), together with interest on the principal amount hereof (not compounded) as hereinafter provided. Unless otherwise provided herein, payments on this Debenture shall be in dollars of the United States of America and payments shall be made to the address of the Holder as specified in Section 13 below.

    2. Interest. Interest on this Debenture shall accrue at the rate of interest of twelve percent (12%) annually.

    3. Payments. The Company shall make payments on this Debenture when, in the sole and absolute discretion of the Board of Directors of the Company, the Company has sufficient funds to make such a payment of interest or principal on this Debenture and can make such a payment in accordance with law and all applicable regulatory requirements; provided, however, if and to the extent the Company has not previously paid interest or principal on this Debenture, then (i) prior to October 31, 2000 ("Maturity"), the Holder of this Debenture shall have the right to convert unpaid interest or principal at the times and in the manner described in Section 5, and upon such conversion, that portion of interest or principal so converted shall be deemed paid in full and (ii) upon Maturity, the Debenture shall be payable and convert to Stock
(defined below) pursuant to the provisions of Section
5(b). Notwithstanding anything to the contrary herein, Company shall give Holder ten (10) days prior written notice of Company's intention to make any payment to Holder on the Debenture.

    4. Security. As security for the obligations of Company hereunder, Company shall execute a Stock
Pledge Agreement in form and substance acceptable to Holder, granting holder a security interest in all shares of common and preferred stock, if any, held by Company in Company's subsidiary, First Commercial Bank.

    5.  Conversion Rights.

        a.      Right to Convert.  At the sole option
and discretion of the Holder of this Debenture, following the earlier of (i) the vote of the Company stockholders at the Special Meeting (as hereinafter defined) with respect to that certain Amended and Restated Stock Purchase Agreement, dated August 7,
1995, by and among Company, Holder, First Commercial
Bank and James F. Dierberg (the "Stock Purchase
Agreement"), or (ii) December 31, 1995, unpaid principal and accrued but unpaid interest may be converted into Stock at the Conversion Price set forth in Subsection (c) below. A Holder desiring to convert shall follow the conversion procedure set forth in Subsection (d). On the date that the conversion is effective as provided in Subsection (d) below, all or any portion of the unpaid principal and interest which has then accrued but remains unpaid, and which Holder elects to convert, shall be converted into shares of Stock. In the event that the stockholders of the Company approve the Stock Purchase Agreement, then
"Stock" shall mean the common stock, par value $0.01 per share, of Company. In the event that the stockholders of the Company fail to approve the Stock
Purchase Agreement, then "Stock" shall mean the common stock, no par value, of First Commercial Bank.

        b.      Automatic Conversion.  Notwithstanding
the provisions of Section 5(a) above and absent an Event of Default, at Maturity, all unpaid principal and accrued but unpaid interest shall be automatically converted into Stock at the Conversion Price set forth in Subsection (c) below. Once the automatic conversion has occurred, no further interest shall accrue, and the Holder shall be deemed to be paid in full.

        c.      Conversion Price.  The price per share
of Company common stock at which the convertible portion of the interest or principal of this Debenture may be converted (the "Company Conversion Price") shall be equal to $0.10 per share. The price per share of First Commercial Bank common stock into which the convertible portion of the interest or principal of this Debenture may be converted ("Bank Conversion
Price") shall be equal to the book value of the First
Commercial Bank common stock, as determined in accordance with GAAP, on the last day of the month immediately preceding the date of conversion. The
Company Conversion Price and the Bank Conversion Price shall be referred to hereinafter, as appropriate (based upon the outcome of the vote of Company shareholders on the Stock Purchase Agreement), as the "Conversion
Price."

        d.      Conversion Procedure.  If Holder
desires to convert all or any portion of the unpaid principal or accrued but unpaid interest of this Debenture, then Holder shall deliver a written notice to the Company stating that the Holder desires to convert and specifying the amount of unpaid principal and accrued by unpaid interest that Holder wishes to convert. Promptly after receipt of such written notice, the Company shall deliver to the Holder of this Debenture any and all documents which the Company shall require in order to permit the conversion, including, without limitation, any and all documents necessary to comply with applicable securities law exemptions or to satisfy any and all requirements of applicable law and regulations, including any requirements of any regulatory bodies having jurisdiction over the Company or Bank. Promptly after receipt from Holder by the

Company of such documents as the Company may require to permit conversion, the Company shall send written notice to the Holder and the Holder shall execute the written notice that the portion of this Debenture that the Holder requested be converted has in fact been converted into Stock at the Conversion Price and specifying the number of shares of Stock to which the Holder will be entitled as a result of such conversion.
The conversion shall be deemed to have taken effect as of the date of such written notice from the Holder to the Company, and, promptly thereafter, the Company shall cause to be delivered to the Holder from the Company, First Commercial Bank or its respective transfer agent, a certificate representing such shares of Stock, which shares shall bear a legend substantially in the form of that set forth in
Section 7 of this Debenture (with such changes as are necessary to reflect that the legend condition affects the shares represented by that certificate in lieu of the language pertaining to this Debenture). With respect to an automatic conversion of the Debenture on and as of October 31, 2000, such conversion shall occur automatically as set forth herein, except that no notice shall be required.

    6.      Reservation.  The Company shall, at all
times, reserve and keep available, out of its authorized but unissued shares of Company common stock, solely for the purpose of effecting the conversion of this Debenture, the full number of shares of Company common stock deliverable upon the conversion of all Debentures from time to time outstanding. The Company shall from time to time in accordance with Delaware law, increase the authorized number of shares of Company common stock if at any time the authorized number of such shares remaining unissued shall not be sufficient to permit the conversion of all of the Debentures at the time outstanding. Similarly, Company shall cause First Commercial Bank to reserve and keep available, out of its authorized, but unissued shares of First Commercial Bank common stock, solely for the purpose of effecting the conversion of this Debenture, the full number of shares of First Commercial Bank common stock deliverable upon the conversion of all Debentures from time to time outstanding. The Company shall cause First Commercial Bank from time to time in accordance with California law, to increase the authorized number of shares of First Commercial Bank common stock if at any time the authorized number of such shares remaining unissued shall not be sufficient to permit the conversion of all of the Debentures at the time outstanding.

    7. Covenants. So long as all or any portion of the Debenture shall remain outstanding, the Company shall not, without first obtaining the approval of the Holder of the Debenture (or if all or a portion of the Debenture has been assigned or transferred to a permissible assignee or transferee under the terms of this Debenture, then the approval of the Holders of a majority of the principal amount of this Debenture), repurchase any of its common stock or pay a dividend on its common stock, or make any other distribution to its shareholders or other debenture holders, except as provided for in that certain Additional Investment
Agreement, dated October 31, 1995 ("Investment
Agreement"), the Stock Purchase Agreement, the proposed
Offering by the Company (as defined in the Stock
Purchase Agreement), and except as proposed to be presented to the stockholders of the Company at the Special Meeting (as defined in the Stock Purchase
Agreement).

    8.      Restricted Nature of Debentures.  This
Debenture has been issued pursuant to the Investment
Agreement and the Stock Purchase Agreement.  This
Debenture is subject to the restrictions contained in the Investment Agreement and the Stock Purchase
Agreement and no interest in this Debenture may be sold or transferred by the holder hereof without compliance with the provisions of the Investment Agreement and the Stock Purchase Agreement. The Holder of this Debenture understands that the Company may require, upon the conversion of this Debenture into Stock, that the Holder make certain representations to the Company to comply with applicable securities law exemptions. The
Holder understands that this Debenture and Stock into which this Debenture is convertible are "restricted securities" under the Securities Act of 1933 and this Debenture and the Stock into which this Debenture is convertible is and will be subject to the following legend condition:

    THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER
    THE SECURITIES ACT OF 1933, AS AMENDED (THE
    "ACT").  THE DEBENTURE HAS BEEN ACQUIRED BY
    THE HOLDER FOR INVESTMENT AND MAY NOT BE
    PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR
    OTHERWISE DISPOSED OF IN THE ABSENCE OF:
    (1) AN EFFECTIVE REGISTRATION STATEMENT AS TO
    THE SECURITIES UNDER THAT ACT; (2) AN OPINION
    OF COUNSEL SATISFACTORY TO THE COMPANY THAT
    SUCH REGISTRATION IS NOT REQUIRED; OR (3) A
    "NO ACTION" LETTER FROM THE SECURITIES AND
    EXCHANGE COMMISSION TO THE EFFECT THAT THE
    STAFF OF THE COMMISSION WILL NOT RECOMMEND
    THAT ANY ACTION BE TAKEN UNDER THE ACT AGAINST
    THE COMPANY IF SUCH PROPOSED SALE IS
    CONSUMMATED WITHOUT REGISTRATION UNDER THE
    ACT.

In the event First Commercial Bank common stock is issued upon conversion of this Debenture, the certificate representing the shares of First Commercial
Bank common stock shall contain such restrictive legends as the California State Banking Department may require in its permit authorizing the sale thereof.

The issuance of the Stock may be delayed in order for the Company or First Commercial Bank as the case may be, to obtain any and all necessary regulatory approvals and to comply with state, federal and securities laws.

    9.      Default.  Each of the following shall
constitute an event of default ("Events of Default") under this Debenture:

       a.   Default or breach by the Company in the
    due observance or performance of any of the terms, covenants or agreements set forth in this Debenture if such default is not remedied by the Company or waived by Holder within 30 days following the Company's receipt of notice thereof.

       b. The Company (i) fails to pay, or admits in writing such Borrower's inability to pay, such Borrower's debts as they become due, or otherwise becomes insolvent (however evidenced); (ii) makes an assignment for the benefit of creditors;
    (iii) files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver or any trustee of the Company or any substantial part of the Company's property; (iv) commences any proceeding relating to the Company under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect;
    (v) if there is commenced against the Company any such proceeding which remains undismissed for a period of thirty (30) days, or the Company by any act indicates its consent to, approval of, or acquiescence in any such proceeding or the appointment of any receiver of or any trustee for such Borrower or of any substantial part of the Company's property, or suffers any such receivership or trusteeship to continue undischarged for a period of 30 days or the Company takes any partnership or corporate action to authorize any of the foregoing; or (vi) is placed in receivership by any federal or state agency with regulatory authority over the Company.

       c.    The Company files a certificate of
    dissolution under applicable state law or is liquidated or dissolved or suspends or terminates the operation of its business, or has commenced against it any action or proceeding for its liquidation or dissolution or the winding up of its business, or takes any corporate action in furtherance thereof.

    10.     Rights and Remedies in the Event of
Default. Upon any Event of Default, and at any time thereafter, Holder may, at its option, do any one or more of the following: (a) Declare this Debenture to be immediately due and payable in cash; (b) exercise any or all of the rights accruing to a secured party, upon default by a debtor, under the Uniform Commercial Code as in effect from time to time in the State of Missouri and any other applicable law; or (c) exercise any other rights or remedies available to holder under this Debenture, the Investment Agreement, the Stock Purchase
Agreement, the Stock Pledge Agreement, or any other agreement entered into pursuant to the terms of the Stock Purchase Agreement or otherwise available to Holder at law or in equity.

    11. Modification. The terms of this Debenture may be amended or modified by the Company with the written consent of the Holder. If the Holder transfers or assigns all or a portion of this Debenture to a permitted assignee or transferee, then the Holders, by vote of Holders holding a majority of the principal amount of this Debenture, may authorize any amendment, modification, or waiver of compliance by the Company of the provisions or defaults under this Debenture. Any such consent or waiver by the Holder (or majority in interest of subsequent Holders) of the Debenture shall be conclusive and binding upon the Holder (and all other Holders) and upon all future holders of this Debenture.

    12.     Governing Law and Attorneys' Fees.  This
Debenture and the rights and obligations of the parties hereunder are to be governed by and construed and interpreted in accordance with the laws of the State of Missouri applicable to contracts made and to be performed wholly within Missouri, without regard to choice or conflict of laws rules. If either party incurs legal expenses in any action arising out of this Debenture, then the prevailing party in such action shall be entitled to recover from the nonprevailing party all reasonably attorneys' fees, expert witness fees, and other costs, in addition to any other relief to which such party may be entitled. This Debenture and the agreements referred to herein, including but not limited to the Investment Agreement and the Stock
Purchase Agreement, constitute the entire agreement among the parties pertaining the subject matter hereof and fully supersede any and all prior agreements between the parties hereto respecting the subject matter hereof.

    13. Notices. Any notice required to be given to the Holder of this Debenture shall be deemed given if it is set forth in writing addressed to the Holder at the Holder's address appearing on the books of the Company. Notices to the Company shall be in writing and sent to the President, or any Executive Vice
President of the Company in care of the then present principal place of business of the Company. Such notices shall be deemed effectively delivered:
(a) three business days after deposit in the United
States mail, postage prepaid; (b) when actually received if delivered by personal delivery; or (c) as of two business days after delivery to Federal Express or some other third-party who will guarantee delivery by overnight courier addressed to the address of such party as provided in this section.

    14.     Usury Law Provision.  All payments due
hereunder are hereby expressly limited so that in no contingency or event whatsoever shall the amount paid or agreed to be paid to the Holder of this Debenture for the use, forbearance, or detention of the money exceed the highest lawful rate permissible. If, from any circumstance, whatsoever, fulfillment of any of the provisions of this Debenture, or any other agreement referred to herein, as of the time performance of such provision shall be due, shall involve a payment that exceeds the lawful amount permissible under law which a court of competent jurisdiction may deem applicable, then the obligations to be fulfilled shall be reduced to the limit of such validity, and if from any circumstance the Holder of this Debenture shall ever receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of unpaid principal balance due hereunder, and not to the payment of interest, or, if such excessive interest exceeds the unpaid principal balance due hereunder, the excess shall be refunded to the undersigned.

    15. Non-Transferable. Except with the consent of the Company (which consent shall not be unreasonably withheld) or to an entity controlled by or under common control with Holder, this Debenture is not transferable by the Holder hereof.

                             FIRST COMMERCIAL BANCORP,
INC.



                             By: /s/ James E. Culleton
                                 James E. Culleton
                                 Interim President

                             By: /s/ Dagmar Hotel
                                 Dagmar Hotel
                                 Secretary

                           EXHIBIT 4C

                FIRST COMMERCIAL BANCORP, INC.
                    a Delaware corporation

                      SECOND DEBENTURE
                This is the Sole Debenture of
              an Issuance of Debentures Totaling
                      $5,000,000.00
        By First Commercial Bancorp, Inc. on this Date


Amount of Debenture: $5,000,000.00       December 28, 1995
Due:  December 28, 2000


     1.      Promise to Pay.  FIRST COMMERCIAL BANCORP,
INC., a Delaware corporation (the "Company"), for value received, promises to pay to FIRST BANKS, INC., a Missouri corporation, or its successors and assigns
(the "Holder"), the sum of Five Million Dollars
($5,000,000.00), together with interest on the principal amount hereof (not compounded) as hereinafter provided. Unless otherwise provided herein, payments on this Debenture shall be in dollars of the United
States of America and payments shall be made to the address of the Holder as specified in Section 13 below.

    2. Interest. Interest on this Debenture shall accrue at the rate of interest of twelve percent (12%) annually.

    3. Payments. The Company shall make payments on this Debenture when, in the sole and absolute discretion of the Board of Directors of the Company, the Company has sufficient funds to make such a payment of interest or principal on this Debenture and can make such a payment in accordance with law and all applicable regulatory requirements; provided, however, if and to the extent the Company has not previously paid interest or principal on this Debenture, then (i) prior to December 28, 2000 ("Maturity"), the Holder of this Debenture shall have the right to convert unpaid interest or principal at the times and in the manner described in Section 5, and upon such conversion, that portion of interest or principal so converted shall be deemed paid in full and (ii) upon Maturity, the Debenture shall be payable and convert to Company
Common pursuant to the provisions of Section 5(b).
Notwithstanding anything to the contrary herein, Company shall give Holder ten (10) days prior written notice of Company's intention to make any payment to Holder on the Debenture.

    4.      Security.  On October 31, 1995, Company
executed a Stock Pledge Agreement in favor of Holder whereby Holder was granted a security interest in all of Commpany's shares of First Commercial Bank common and preferred stock to secure Company's obligations to Holder under that certain $1,500,000 Debenture, dated
October 31, 1995. Company and Holder agree that the terms of the Stock Pledge Agreeement are hereby ratified, and affirmed and that the lien created thereby shall also serve to secure the obligation of Company under this Agreement.
30.

    5.      Conversion Rights.

        a.      Right to Convert.  At the sole option
and discretion of the Holder of this Debenture, unpaid principal and accrued but unpaid interest may be converted into common stock, par value $0.01 per share
("Company Common"), of the Company at the Conversion
Price set forth in Subsection (c) below. A Holder desiring to convert shall follow the conversion procedure set forth in Subsection (d). On the date that the conversion is effective as provided in Subsection (d) below, all or any portion of the unpaid principal and interest which has then accrued but remains unpaid, and which Holder elects to convert, shall be converted into shares of Company Common.

        b.      Automatic Conversion.  Notwithstanding
the provisions of Section 5(a) above and absent an Event of Default, at Maturity, all unpaid principal and accrued but unpaid interest shall be automatically converted into Company Common at the Conversion Price set forth in Subsection (c) below. Once the automatic conversion has occurred, no further interest shall accrue, and the Holder shall be deemed to be paid in full.

        c.      Conversion Price.  The price per share
of Company Common at which the convertible portion of the interest or principal of this Debenture may be converted (the "Conversion Price") shall be equal to $0.10 per share.

        d.      Conversion Procedure.  If Holder
desires to convert all or any portion of the unpaid principal or accrued but unpaid interest of this Debenture, then Holder shall deliver a written notice to the Company stating that the Holder desires to convert and specifying the amount of unpaid principal and accrued by unpaid interest that Holder wishes to convert. Promptly after receipt of such written notice, the Company shall deliver to the Holder of this Debenture any and all documents which the Company shall require in order to permit the conversion, including, without limitation, any and all documents necessary to comply with applicable securities law exemptions or to satisfy any and all requirements of applicable law and regulations, including any requirements of any regulatory bodies having jurisdiction over the Company.
Promptly after receipt from Holder by the Company of such documents as the Company may require to permit conversion, the Company shall send written notice to the Holder and the Holder shall execute the written notice that the portion of this Debenture that the Holder requested be converted has in fact been converted into common stock of the Company at the Conversion Price and specifying the number of shares of Company Common to which the Holder will be entitled as a result of such conversion. The conversion shall be deemed to have taken effect as of the date of such written notice from the Holder to the Company, and, promptly thereafter, the Company shall cause to be delivered to the Holder from the Company or its transfer agent, a certificate representing such shares of Company Common, which shares shall bear a legend substantially in the form of that set forth in
Section 7 of this Debenture (with such changes as are necessary to reflect that the legend condition affects the shares represented by that certificate in lieu of the language pertaining to this Debenture). With respect to an automatic conversion of the Debenture on and as of December 28, 2000, such conversion shall occur automatically as set forth herein, except that no notice shall be required.

    6.      Reservation.  The Company shall, at all
times, reserve and keep available, out of its authorized but unissued shares of Company Common, solely for the purpose of effecting the conversion of this Debenture, the full number of shares of Company
Common deliverable upon the conversion of all Debentures from time to time outstanding. The Company shall from time to time in accordance with Delaware law, increase the authorized number of shares of Company Common if at any time the authorized number of such shares remaining unissued shall not be sufficient to permit the conversion of all of the Debentures at the time outstanding.

    7. Covenants. So long as all or any portion of the Debenture shall remain outstanding, the Company shall not, without first obtaining the approval of the Holder of the Debenture (or if all or a portion of the Debenture has been assigned or transferred to a permissible assignee or transferee under the terms of this Debenture, then the approval of the Holders of a majority of the principal amount of this Debenture), repurchase any of its common stock or pay a dividend on its common stock, or make any other distribution to its shareholders or other debenture holders, except as provided for in that certain Amended and Restated Stock
Purchase Agreement, dated August 7, 1995 by and among
Company, Holder, First Commercial Bank and James F.
Dierberg (the "Amended Agreement"), the proposed
Offering by the Company (as defined in the Amended
Agreement), and except as proposed to be presented to the stockholders of the Company at the Special Meeting
(as defined in the Amended Agreement).

    8.      Restricted Nature of Debentures.  This
Debenture has been issued pursuant to the Amended
Agreement. This Debenture is subject to the restrictions contained in the Amended Agreement and no interest in this Debenture may be sold or transferred by the holder hereof without compliance with the provisions of the Amended Agreement. The Holder of this Debenture understands that the Company may require, upon the conversion of this Debenture into Company Common, that the Holder make certain representations to the Company to comply with applicable securities law exemptions. The Holder understands that this Debenture and Company Common into which this Debenture is convertible are "restricted securities" under the Securities Act of 1933 and this Debenture and the Company Common into which this Debenture is convertible is and will be subject to the following legend condition:

    THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER
    THE SECURITIES ACT OF 1933, AS AMENDED (THE
    "ACT").  THE DEBENTURE HAS BEEN ACQUIRED BY
    THE HOLDER FOR INVESTMENT AND MAY NOT BE
    PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR
    OTHERWISE DISPOSED OF IN THE ABSENCE OF:
    (1) AN EFFECTIVE REGISTRATION STATEMENT AS TO
    THE SECURITIES UNDER THAT ACT; (2) AN OPINION
    OF COUNSEL SATISFACTORY TO THE COMPANY THAT
    SUCH REGISTRATION IS NOT REQUIRED; OR (3) A
    "NO ACTION" LETTER FROM THE SECURITIES AND
    EXCHANGE COMMISSION TO THE EFFECT THAT THE
    STAFF OF THE COMMISSION WILL NOT RECOMMEND
    THAT ANY ACTION BE TAKEN UNDER THE ACT AGAINST
    THE COMPANY IF SUCH PROPOSED SALE IS
    CONSUMMATED WITHOUT REGISTRATION UNDER THE
    ACT.

The issuance of the Company Common may be delayed in order for the Company to obtain any and all necessary regulatory approvals and to comply with federal and securities laws.

    9.      Default.  Each of the following shall
constitute an event of default ("Events of Default") under this Debenture:

       a.   Default or breach by the Company in the
    due observance or performance of any of the terms, covenants or agreements set forth in this Debenture if such default is not remedied by such the Company or waived by Holder within 30 days following the Company's receipt of notice thereof.

       b. The Company (i) fails to pay, or admits in writing such Borrower's inability to pay, such Borrower's debts as they become due, or otherwise becomes insolvent (however evidenced); (ii) makes an assignment for the benefit of creditors;
    (iii) files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver or any trustee of the Company or any substantial part of the Company's property; (iv) commences any proceeding relating to the Company under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect;
    (v) if there is commenced against the Company any such proceeding which remains undismissed for a period of thirty (30) days, or the Company by any act indicates its consent to, approval of, or acquiescence in any such proceeding or the appointment of any receiver of or any trustee for such Borrower or of any substantial part of the Company's property, or suffers any such receivership or trusteeship to continue undischarged for a period of 30 days or the Company takes any partnership or corporate action to authorize any of the foregoing; or (vi) is placed in receivership by any federal or state agency with regulatory authority over the Company.

       c.    The Company files a certificate of
    dissolution under applicable state law or is liquidated or dissolved or suspends or terminates the operation of its business, or has commenced against it any action or proceeding for its liquidation or dissolution or the winding up of its business, or takes any corporate action in furtherance thereof.

    10.     Rights and Remedies in the Event of
Default. Upon any Event of Default, and at any time thereafter, Holder may, at its option, do any one or more of the following: (a) Declare this Debenture to be immediately due and payable in cash; (b) exercise any or all of the rights accruing to a secured party, upon default by a debtor, under the Uniform Commercial Code as in effect from time to time in the State of Missouri and any other applicable law; or (c) exercise any other rights or remedies available to holder under this Debenture, the Amended Agreement, the Stock Pledge
Agreement or any other agreement entered into pursuant to the terms of the Amended Agreement or otherwise available to Holder at law or in equity.

    11. Modification. The terms of this Debenture may be amended or modified by the Company with the written consent of the Holder. If the Holder transfers or assigns all or a portion of this Debenture to a permitted assignee or transferee, then the Holders, by vote of Holders holding a majority of the principal amount of this Debenture, may authorize any amendment, modification, or waiver of compliance by the Company of the provisions or defaults under this Debenture. Any such consent or waiver by the Holder (or majority in interest of subsequent Holders) of the Debenture shall be conclusive and binding upon the Holder (and all other Holders) and upon all future holders of this Debenture.

    12.     Governing Law and Attorneys' Fees.  This
Debenture and the rights and obligations of the parties hereunder are to be governed by and construed and interpreted in accordance with the laws of the State of Missouri applicable to contracts made and to be performed wholly within Missouri, without regard to choice or conflict of laws rules. If either party incurs legal expenses in any action arising out of this Debenture, then the prevailing party in such action shall be entitled to recover from the nonprevailing party all reasonably attorneys' fees, expert witness fees, and other costs, in addition to any other relief to which such party may be entitled. This Debenture and the agreements referred to herein, including but not limited to the Amended Agreement, constitute the entire agreement among the parties pertaining the subject matter hereof and fully supersede any and all prior agreements between the parties hereto respecting the subject matter hereof.

    13. Notices. Any notice required to be given to the Holder of this Debenture shall be deemed given if it is set forth in writing addressed to the Holder at the Holder's address appearing on the books of the Company. Notices to the Company shall be in writing and sent to the President, or any Executive Vice
President of the Company in care of the then present principal place of business of the Company. Such notices shall be deemed effectively delivered:
(a) three business days after deposit in the United
States mail, postage prepaid; (b) when actually received if delivered by personal delivery; or (c) as of two business days after delivery to Federal Express or some other third-party who will guarantee delivery by overnight courier addressed to the address of such party as provided in this section.

    14.     Usury Law Provision.  All payments due
hereunder are hereby expressly limited so that in no contingency or event whatsoever shall the amount paid or agreed to be paid to the Holder of this Debenture for the use, forbearance, or detention of the money exceed the highest lawful rate permissible. If, from any circumstance, whatsoever, fulfillment of any of the provisions of this Debenture, or any other agreement referred to herein, as of the time performance of such provision shall be due, shall involve a payment that exceeds the lawful amount permissible under law which a court of competent jurisdiction may deem applicable, then the obligations to be fulfilled shall be reduced to the limit of such validity, and if from any circumstance the Holder of this Debenture shall ever receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of unpaid principal balance due hereunder, and not to the payment of interest, or, if such excessive interest exceeds the unpaid principal balance due hereunder, the excess shall be refunded to the undersigned.

    15. Non-Transferable. Except with the consent of the Company (which consent shall not be unreasonably withheld) or to an entity controlled by or under common control with Holder, this Debenture is not transferable by the Holder hereof.

                       FIRST COMMERCIAL BANCORP, INC.



                       By: /s/ Manuel Perry, Jr.
                           Manuel Perry, Jr.
                           Chairman of the Board



                        By: /s/ Dagmar Hotel
                              Dagmar Hotel

                           EXHIBIT 4D

                       STANDBY AGREEMENT

    THIS STANDBY AGREEMENT (the "Agreement") is made and entered into as of December 28, 1995, by and between FIRST COMMERCIAL BANCORP, INC., a Delaware corporation (the "Company"), FIRST COMMERCIAL BANK, a
California licensed banking corporation, and FIRST
BANKS, INC., a Missouri corporation ("First Banks").

W I T N E S S E T H

    WHEREAS, the parties to this Agreement entered into an Amended and Restated Stock Purchase Agreement dated
August 7, 1995 (the "Stock Purchase Agreement"), pursuant to which First Banks was given the option under certain circumstances to make additional investments in the Company or the Bank for the purpose of increasing the capital levels of the Bank;

    WHEREAS, the Bank is not in compliance with the requirements of the Cease and Desist Order entered into with the Federal Deposit Insurance Corporation (the
"FDIC Order") or the Second Amended Final Order of the
California State Banking Department under California
Financial Code Section 1913 (the "State Order");

    WHEREAS, the Bank anticipates that it will not meet, on or before December 31, 1995, the 7.0% tangible capital requirement of the State Order;

    WHEREAS, First Banks has agreed to make a capital infusion to the Company on or before December 31, 1995 in the amount of $1,500,000 and at least $1,250,000 of such proceeds will be contributed by the Company to the Bank to increase the Bank's tangible capital ratio;

    WHEREAS, the book value of the Company Common Stock was $0.09 on December 8, 1995;

    WHEREAS, the Stock Purchase Agreement provides that
First Banks shall have the option to make a capital contribution to the Company sufficient to raise the Bank's Tier I capital level to 7.0% as of December 31,
1995, as required by the State Order, which additional capital contribution shall be made by the purchase of shares of Company Common Stock (if the Offering is not proceeding), the proceeds of which will be contributed by the Company to the Bank;

    WHEREAS, First Banks has agreed to purchase, at the conclusion of the Offering, such number of shares of Company Common Stock as may be necessary to provide sufficient funds to the Bank to raise the Bank's Tier I capital ratio to 7%;

    WHEREAS, the Company and First Banks have agreed to a limitation on the Oversubscription Privilege to be provided to the Company's stockholders in the Offering, as described in the Company's Registration Statement;

    WHEREAS, the parties hereto, with the concurrence of Mr. James F. Dierberg, a signatory to the Stock
Purchase Agreement, wish to amend and supersede by this

Agreement any contradictory provisions of the Stock
Purchase Agreement with respect to the additional capital contributions of First Banks to the Company or the Bank and the structure of the Oversubscription
Privilege contemplated hereby; and

    WHEREAS, unless otherwise defined herein, the capitalized terms used in this Agreement shall have those meanings assigned to them in the Stock Purchase
Agreement:

    NOW, THEREFORE, for and in consideration of the promises contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of all of which is hereby acknowledged, the parties hereto agree as follows:

    1. On or before December 31, 1995, First Banks shall purchase from the Company, and the Company shall issue to First Banks, 15,000,000 shares of Company
Common Stock (the "Shares"), at a purchase price of $0.10 per Share, subject to receipt of any necessary regulatory approvals. The certificate(s) representing the Shares shall contain such legends deemed necessary by counsel to the Company, including any legends with respect to the affiliate status, if any, of First Banks and the issuance of the Shares in a private offering.
The Company shall immediately contribute to the Bank at least $1,250,000 of the proceeds of the sale of the Shares.

    2. In addition to the agreements with respect to the terms of the Offering set forth in Section
1(b)(ii) of the Stock Purchase Agreement, the Company and First Banks hereby agree that the Company shall include in a pre-effective amendment to the Registration Statement to be filed with the Commission, a limitation on the Oversubscription Privilege such that after full exercise of the Basic Subscription
Privilege (as defined in the Registration Statement), each stockholder will be entitled, subject to the availability of shares of Common Stock not subscribed for under the Basic Subscription privilege and to the restrictions and limitations set forth in the Registration Statement, to oversubscribe for up to the higher of (i) 1,000,000 additional shares or (ii) an additional 10.695 shares for each share of Common Stock held on the Rights Record Date (as defined in the Registration Statement) (the "Oversubscription
Privilege");

    3.      At the request of First Banks, and in
amendment of Section 1(b)(ii)(A) of the Stock Purchase
Agreement, the Company shall not register in the Registration Statement any of the shares (including the Shares) sold and issued to First Banks pursuant to the Stock Purchase Agreement.

    4.  Subsection 1(b)(iii) of the Stock Purchase
Agreement is hereby deleted in its entirety and shall have no further force or effect.

    5.      First Banks hereby commits to act as a
"Standby Purchaser" in the Offering, such that First
Banks agrees to purchase from the Company, at a purchase price of $0.10 per share, at the conclusion of the applicable stockholder and public subscription period(s)(as determined by the Company's Board of Directors pursuant to the terms of the Registration
Statement), such number of shares of Company Common
Stock as may be required to raise the Bank's Tier I capital ratio to 7.0%. First Banks agrees to be described in the Registration Statement as a Standby
Purchaser in the Offering and to seek the required
Approvals to act in said capacity, if any.

    6. This Agreement shall terminate: (a) upon the termination of the Stock Purchase Agreement or
(b) in the event that any Approvals required to consummate the transactions contemplated hereby are not obtained on or prior to the date of the performance of any act required hereby, unless extended by the mutual consent of the parties hereto.

    7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware in effect at the time of the execution hereof.

    8.      This Agreement may be executed in any
number of counterparts, each of which counterparts when so executed and delivered shall be deemed to be an original, but all such respective counterparts shall together constitute but one and the same instrument.

    9. Any notices required to be given pursuant to this Agreement shall be given in accordance with
Section 13 of the Stock Purchase Agreement.

    10.     Except as set forth herein and in that
certain Additional Investment Agreement entered into by and among the parties hereto on October 31, 1995, all other provisions and terms of the Stock Purchase
Agreement remain unchanged and in full force and effect. This Agreement shall not operate as an amendment or waiver of, or estoppel with respect to, any other obligation, covenant, agreement or condition contained in the Stock Purchase Agreement.

    11.     This Agreement, together with the Stock
Purchase Agreement, and together with the Letters of Representation and Approvals to be received pursuant hereto, constitute the entire agreement of the parties with respect to the subject matter hereof.

    IN WITNESS WHEREOF, and intending to be legally bound thereby, each of First Banks, Inc., First
Commercial Bank and First Commercial Bancorp, Inc. has signed or caused to be signed its name, all as of the day and year first above written, and James F.
Dierberg has consented to the terms of this Agreement by execution hereof.

                         FIRST COMMERCIAL BANCORP, INC.


                         By:  /s/ Manuel Perry, Jr.
                         Name:  Manuel Perry, Jr.
                        Title: Chairman of the Board of
                               Directors


                         FIRST COMMERCIAL BANK


                         By:   /s/ James E. Culleton
                             Name:  James E. Culleton
                             Title: President

                         DIERBERG


                         /s/ James F. Dierberg
                         James F. Dierberg, an individual


                         FIRST BANKS, INC.


                         By:   /s/ Allen H. Blake
                             Name:  Allen H. Blake
                             Title:  Senior Vice President